Exhibit F

Execution Version

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT, effective as of June 2, 2015, is made by and between Western Gas Resources, Inc., a Delaware corporation, (referred to hereinafter as “Assignor”), and Anadarko WGP Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Assignor (referred to hereinafter as “Assignee”).

WHEREAS, Assignor owns 6,500,000 common units in Western Gas Equity Partners, LP, a Delaware limited partnership (the “WGP Units”); and

WHEREAS, Assignor desires to assign to Assignee, and Assignee desires to accept from Assignor, the WGP Units.

NOW, THEREFORE, in consideration of the mutual agreements herein and other consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor and Assignee hereby agree as follows:

SECTION 1. Assignment. Assignor hereby irrevocably assigns and transfers to Assignee all of Assignor’s rights, title and interest in and to, and all obligations related to, its ownership of the WGP Units, and Assignee hereby irrevocably takes and assumes such assignment and transfer, free and clear of any claims, as a tax-free contribution to the capital of Assignee (the “Assignment”).

SECTION 2. Agreements. Each party hereto shall execute and deliver such instruments, acknowledgments or notices, and take such other actions, as the other party hereto may reasonably request from time to time in order to consummate the transactions contemplated hereby.

SECTION 3. Tax Treatment. The parties to this Contribution Agreement desire that this contribution qualify as a tax-free transfer pursuant to Internal Revenue Code Section 351(a).

SECTION 4. Counterparts. This Contribution Agreement may be executed in one or more counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5. Successors and Assigns. This Contribution Agreement shall be binding upon Assignor and Assignee and their respective successors and assigns, and shall inure to the benefit of Assignor and Assignee and their respective successors and assigns. Nothing in this Section 5 shall be deemed to restrict the right of Assignee to assign or otherwise transfer any of the WGP Units acquired hereby after the date hereof.

SECTION 6. Governing Law. This Contribution Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Texas.

SECTION 7. Costs. Except for fees charged by any governmental authority, regulatory body or third party in connection with recording any necessary or required notice or acknowledgment of the Assignment (which shall be promptly paid by Assignor), each of the parties hereto shall pay its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Assignment Agreement.

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IN WITNESS WHEREOF, this Contribution Agreement has been executed by the parties hereto and shall be effective as of the day and year first above written.

WESTERN GAS RESOURCES, INC.

By:	/s/ Robert K. Reeves
Robert K. Reeves Executive Vice President

ANADARKO WGP HOLDINGS, LLC

By:	/s/ Amanda M. McMillian
Amanda M. McMillian Vice President and Corporate Secretary

[Signature page to Contribution Agreement]